UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EXP REALTY INTERNATIONAL CORPORATION
(Name of Issuer)

Common Stock, $0.00001 Par Value
(Title of Class of Securities)

30212W100
(CUSIP Number)

copy to:

Glenn Sanford
910 Harris Avenue, Suite 305
Bellingham, Washington 98225
Tel: (360) 389-2426
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenn Sanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

22,844,275 shares of common stock(1)
	8	SHARED VOTING POWER

Nil
	9	SOLE DISPOSITIVE POWER

22,844,275 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER

Nil
11	[ ] GGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,844,275 shares of common stock(1)
12	[ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	[ ] ERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.72%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1) Includes 21,227,275 shares of common stock and 1,617,000 options to purchase 1,617,000 shares of common stock exercisable within 60 days.
(2) Based on 47,278,800 issued and outstanding common shares of the Issuer.

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.00001 par value of eXp Realty International Corporation. (the “Issuer”). The principal executive offices of the Issuer are located at 1325 Lincoln Street, Suite 1, Bellingham, Washington 98229.

Item 2. Identity and Background

(a)	Name: Glenn Sanford

(b)	Residence or business address: 910 Harris St. #305, Bellingham, Washington 98225.

(c)	During the last five years, Mr. Sanford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(d)

During the last five years, Mr. Sanford was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Sanford is a resident of the United States.

Item 3. Source and Amount of Funds or Other Considerations

Pursuant to the terms of an affiliate stock purchase agreement dated March 13, 2013 between Carol Callaghan and Glenn Sanford, Mr. Sanford purchased 40,000,000 shares of the Issuer’s common stock (each, a “Share”), and pursuant to two other share purchase agreements, Mr. Sanford purchased an additional 8,000 Shares from Torah Kachur and Kelti Kachur. The total purchase price of the Shares was $46,500, which was paid in cash.

Mr. Sanford immediately sold a total of 44,833 Shares to third parties, for a total purchase price of $62,332, and gifted an additional 34,287 Shares to family and friends. Mr. Sanford used the funds he received from the third parties to pay the purchase price of the 40,008,000 Shares.

On September 9, 2013, the Issuer increased the total number of shares of stock that the Issuer has authority to issue from 220,000,000 shares of common stock with a par value of $0.00001 to 7,700,000,000 shares of common stock with a par value of $0.00001 and effected a 35 to one forward stock split of its issued and outstanding common stock. As a result, Mr. Sanford’s 39,928,880 shares of common stock increased to 1,397,510,800 shares of common stock.

Effective as of September 16, 2013 Mr. Sanford cancelled 1,393,350,000 shares of common stock held by him and returned them to treasury without consideration.

On August 15, 2013, the Issuer entered into a merger agreement with eXp Realty International, Inc., a Washington corporation, and eXp Acquisition Corp., a Washington corporation and a wholly-owned subsidiary of the Issuer (the “Merger Agreement”), pursuant to which the Issuer agreed to acquire all of the issued and outstanding shares of eXp Realty International, Inc.’s common stock in exchange for the issuance of post-split shares of the Issuer’s common stock to eXp Realty International, Inc.’s stockholders on a pro-rata basis. Additionally, each outstanding option to purchase shares of eXp Realty International, Inc. would be converted into options entitling the holder to purchase such number of shares of the Issuer’s common stock that is equal to 7.5 times the number of shares of eXp Realty International, Inc. that would have been issuable on exercise of the eXp Realty International, Inc. options, with a proportionate decrease in any exercise price such that the total exercise price of each cancelled eXp Realty International, Inc. options will equal the total exercise price of the replacement options to purchase shares of the Issuer’s common stock. On September 27, 2013, upon the closing of the Merger Agreement, Mr. Sanford received 17,066,475 Shares (at a deemed price of $0.30 per share) of the Issuer’s common stock in exchange for 2,275,530 shares of eXp Realty International, Inc. held by him and 1,617,000 options of the Issuer in exchange for 215,600 eXp Realty International, Inc. options held by him. 1,212,750 of these options vested on September 27, 2013 and 404,250 vested on October 1, 2013. Each option is exercisable into one Share at an exercise price of $0.13 per Share until October 1, 2022.

Item 4. Purpose of Transaction

Mr. Sanford acquired the securities of the Issuer for investment purposes and/or under the Merger Agreement, but may transfer or sell such securities as necessary and in accordance with applicable securities laws.

As of the date hereof, except as described above, Mr. Sanford does not have any plans or proposals which relate to or would result in:

  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the Issuer;

  Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer

(a)

The aggregate number and percentage of common stock of the Issuer beneficially owned by Mr. Sanford is 22,844,275 shares, or 46.72% of the Issuer, based on 47,278,800 shares of common stock outstanding as of the date of this statement. These consist of 21,227,275 shares of common stock and 1,617,000 options to purchase 1,617,000 shares of common stock exercisable within 60 days.

(b)	Mr. Sanford has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 22,844,275 shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, Mr. Sanford has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7.        Material to Be Filed as Exhibits

10.1	Affiliate Stock Purchase Agreement (incorporated by reference to an exhibit to a current report on Form 8- K filed by the Issuer on March 18, 2013)

10.2	Certificate of Amendment (incorporated by reference to an exhibit to a current report on Form 8-K filed by the Issuer on September 9, 2013)

10.3	Merger Agreement (incorporated by reference to an exhibit to a current report on Form 8-K filed by the Issuer on August 20, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2013.	/s/ Glenn Sanford
Signature
Glenn Sanford

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).